EXHIBIT 99.1


                  FORWARD-LOOKING INFORMATION AND RISK FACTORS


The Company's Annual Report on Form l0-K for the year ended December 31, 2002, the Company's 2002 Annual Report to Shareholders, any Quarterly Report on Form 10-Q or Current Report on Form 8-K of the Company, or any other oral or written statements made in press releases or otherwise by or on behalf of the Company, may contain forward-looking statements within the meaning of the Section 21E of the Securities and Exchange Act of 1934, as amended, which involve certain risks and uncertainties. Forward-looking statements are included with respect to, among other things, the Company's current business plan, business and investment strategy and portfolio management. These forward-looking statements are identified by their use of such terms and phrases as "intends," "intend," "intended," "goal," "estimate," "estimates," "expects," "expect," "expected," "project," "projected," "projections," "plans," "anticipates," "anticipated," "should," "designed to," "foreseeable future," "believe," "believes" and "scheduled" and similar expressions. The Company's actual results or outcomes may differ materially from those anticipated. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statement was made. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The actual results of the Company may differ significantly from any results expressed or implied by these forward-looking statements. Factors that might cause such a difference include but are not limited to, (a) the general political, economic and competitive conditions, in the United States, (b) the level and volatility of prevailing interest rates and credit spreads, adverse changes in general economic conditions and real estate markets, the deterioration of credit quality of borrowers and the risks associated with the ownership and operation of real estate, (c) a significant compression of the spreads of the interest rates earned on interest-earning assets over the interest rates paid on interest-bearing liabilities that adversely affects operating results, (d) adverse developments in the availability of desirable loan and investment opportunities and the ability to obtain and maintain targeted levels of leverage and borrowing costs, (e) adverse changes in local market conditions, competition, increases in operating expenses and uninsured losses, affecting a property owner's ability to cover operating expenses and the debt service on financing provided by the Company, (f) authoritative generally accepted accounting principles or policy changes from such standard-setting bodies as the Financial Accounting Standards Board and the Securities and Exchange Commission; and the risk factors set forth below.


Risk Factors Related to Our Business

Because we commenced our investment management business in March 2000, we are subject to risks and uncertainties associated with developing and operating a new business, and we may not achieve from this new business the investment returns that we expect.

        Our investment management business commenced in March 2000 and therefore has a limited track record of proven results upon which to evaluate our performance. We will encounter risks and difficulties as we proceed to develop and operate our investment management business. In order to achieve our goals as an investment manager, we must:

        o manage our mezzanine funds successfully by investing a majority of our fund capital in suitable investments that meet the funds' specified investment criteria,

        o incent our management and professional staff to the task of developing and operating the investment management business,

        o structure, sponsor and capitalize future real estate related funds and other investment products under our management that provide investors with attractive investment opportunities, and



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        o  convince third party investors that an investment in our future funds will meet their investment objectives and will generate attractive returns.

        There can be no assurance that we will successfully develop and operate our investment management business to achieve the investment returns we expect.

Our success in developing and operating the investment management business will depend in part on the demand for real estate related investment opportunities such as those provided by our mezzanine funds and other real estate related funds and other investment products.

        Our ability to develop, operate and sustain our investment management business will depend in part on the strength of the market for private equity investments generally and the demand for real estate related private equity investments in particular. Markets for real estate related investments can be materially and adversely affected by factors beyond our control, including volatility in the global capital markets, adverse changes in general economic conditions, an unfavorable market for real estate and competition from other investment opportunities available to third party investors.

We will face substantial competition from established participants in the private equity market as we offer the mezzanine and other real estate related funds to third party investors.

        We are a recent entrant into the investment management business. As we offer our mezzanine and other real estate related funds as investment opportunities to third party investors, we will face significant competition from established Wall Street investment banking firms and large financial institutions which have proven track records in marketing and managing private equity investment funds and are otherwise competitively advantaged because they have access to pre-existing third party investor networks into which they can channel competing investment opportunities. If our competitors offer investment products that are competitive with the mezzanine and other fund investments offered by us, we will find it more difficult to attract investors and to capitalize our mezzanine and other real estate related funds.

Our success in deploying our mezzanine funds' capital to originate or acquire a targeted portfolio of assets will depend on the availability of, and the degree of competition for, attractive investments.

        Our operating results will be dependent upon the availability of, as well as our ability to identify, consummate, manage and realize, high yielding real estate investment opportunities. If we are not successful in investing all available equity capital for our funds, it will reduce the potential revenues we earn following our funds' investment period when our management fee base shifts from the amount of capital commitments to the amount of invested assets. We may expend significant time and resources in identifying and consummating targeted investments. In general, the availability of desirable high yielding real estate opportunities and, consequently, our funds' investment returns will be affected by the level and volatility of interest rates, by conditions in the financial markets and by general economic conditions. No assurance can be given that we will be successful in identifying and consummating investments which satisfy our rate of return objectives or that such investments, once consummated, will perform as anticipated. We will be engaged in a competitive business and will be competing for attractive investments with traditional lending sources as well as existing funds, or funds formed in the future, with similar investment objectives.

Our loans and investments will expose us to a high degree of risk associated with investing in commercial real estate related assets.

        Real estate historically has experienced significant fluctuations and cycles in value that may result in reductions in the value of real estate related investments. The performance and value of our loans and investments once originated or acquired by us will depend on many factors beyond our control. The ultimate performance and value of our investments will be subject to the varying degrees of risk generally incident to the ownership and operation of the commercial property which collateralize or support our investments. The ultimate performance and value of our loans and investments depends upon the commercial property owner's ability to operate the property so



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that it produces the revenues and cash flow needed to pay the interest and principal due to us on the loans and investments. Revenues and cash flow may be adversely affected by:

        o  changes in national economic conditions,

        o changes in local real estate market conditions due to changes in national or local economic conditions or changes in neighborhood characteristics,

        o competition from other properties offering the same or similar services,

        o changes in interest rates and in the availability of mortgage financing on favorable terms,

        o the impact of present or future environmental legislation and compliance with environmental laws,

        o the ongoing need for capital improvements (particularly in older structures),

        o  changes in real estate tax rates and other operating expenses,

        o adverse changes in governmental rules and fiscal policies, civil unrest, acts of God, including earthquakes, hurricanes and other natural disasters, acts of war or terrorism, which may result in uninsured losses,

        o  adverse changes in zoning laws, and

        o other factors that are beyond our control and the control of the commercial property owners.

        In the event that any of the properties underlying our loans and investments experience any of the foregoing events or occurrences, the value of, and return on, such investments would be negatively impacted.

The impact of the events of September 11, 2001 and the effect thereon on terrorism insurance expose the Company to certain risks.

        The terrorist attacks on September 11, 2001 disrupted the U.S. financial markets and negatively impacted the U.S. economy in general. Any future terrorist attacks and the anticipation of any such attacks, or the consequences of the military or other response by the U.S. and its allies, may have a further adverse impact on the U.S. financial markets, including real estate capital markets, and the economy. It is not possible to predict the severity of the effect that such future events would have on the U.S. financial markets and economy.

        It is possible that the economic impact of terrorist attacks will adversely affect the credit quality of some of the Company's loans and investments. Some of the Company's loans and investments will be more susceptible to the adverse effects than others, such as the hotel loans, which may experience a significant reduction in occupancy rates following any future attacks. While the Company's asset base is diversified and the Company employs a variety of techniques to enhance the credit quality of the assets, the Company may suffer losses as a result of the adverse impact of any future attacks and these losses may adversely impact investors' returns.

        In addition, the events of September 11 created significant uncertainty regarding the ability of real estate owners of high profile assets to obtain insurance coverage protecting against terrorist attacks at commercially reasonable rates, if at all. With the enactment of the Terrorism Risk Protection Act of 2002, through the end of 2004, insurers must make terrorism insurance available under their property and casualty insurance policies, but this legislation does not regulate the pricing of such insurance. The absence of affordable insurance coverage may affect the general real estate lending market, lending volume and the market's overall liquidity and may reduce the number of suitable investment opportunities available to the Company and the pace at which its investments are made. Real estate valuations, particularly for assets at high risk locations, may also be impacted, which may adversely impact the Company's existing loans and investment.



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Our balance sheet asset portfolio continues to become more concentrated in mark-to-market mortgage backed securities and related hedges which subjects us to greater swings in equity and income as we record balance sheet gains and losses on such assets.

        Our current venture agreement with affiliates of Citigroup Inc. has placed restrictions on our ability to originate new assets for our balance sheet until the end of the investment period for Fund II in April 2003. Our balance sheet portfolio therefore has become more concentrated in mark-to-market mortgage backed securities, which generally have longer terms than non-mark-to-market loans that mature or may be paid off early. In an environment of lower interest rates, there is a greater risk that our existing loans will pay off early. We have adopted accounting policies under which such securities will impact either or both shareholders' equity or net income depending on the characterization of the change in market value. If a reduction in market value is deemed to be permanent (generally due to a change in the credit risk), the reduction in value will be recorded as a reduction of net income. If any of the available-for-sale securities are sold, the resulting gain or loss will be recorded through the income statement. All other changes in market value will impact shareholders equity only. The more concentrated our balance sheet becomes in mark-to-market assets, the greater the potential for swings in equity and income as we record gains and losses on such assets on our balance sheet. If interest rates fluctuate and affect significantly the market value of such mark-to-market assets the corresponding reductions or increases in equity and income may be significant.

We may not achieve our targeted rate of return on our investments.

        We will originate or acquire investments based on our estimates or projections of internal rates of return and current returns, which in turn are based on, among other considerations, assumptions regarding the performance of assets, the amount and terms of available financing and the manner and timing of dispositions, including possible asset recovery and remediation strategies, all of which are subject to significant uncertainty. In addition, events or conditions that have not been anticipated may occur and may have a significant effect on the actual rate of return received on an investment.

We may not be able to obtain the level of leverage necessary to optimize our return on investment. If we do incur significant leverage, we will be subject to the risks of holding leveraged investments.

        Our return on investment will depend, in part, upon our ability to grow our funds' portfolio of invested assets through the use of leverage. Our ability to obtain the necessary leverage on attractive terms will ultimately depend upon our ability to maintain interest coverage ratios meeting prevailing market underwriting standards which will vary according to lenders' assessments of our and our funds' creditworthiness and the terms of the borrowings. The failure to obtain and/or maintain leverage at desired levels, or to obtain leverage on attractive terms, could have a material adverse effect on our funds' performance. Moreover, we are dependent upon a few lenders to provide the primary credit facilities for our origination or acquisition of loans and investments.

        Leverage creates an opportunity for increased net income, but at the same time creates risks. For example, leveraging magnifies changes in the net worth of our funds. We expect that our funds will leverage assets only when there is an expectation that leverage will enhance returns, although there can be no assurance that the use of leverage will prove to be beneficial. Where pledged assets are marked-to-market, a decline in market value may require us to pledge additional collateral to secure our borrowings. Moreover, there can be no assurance that our funds will be able to meet their debt service obligations and, to the extent that they cannot, they risk the loss of some or all of their assets or a financial loss if they are required to liquidate assets at a commercially inopportune time.

We are dependent upon our senior management team to develop and operate our business.

        Our ability to develop and operate our business depends to a substantial extent on the experience, relationships and expertise of our senior management and key employees. There can be no assurance that these individuals will remain in our employ. The employment agreement with our chief executive officer, John
R. Klopp, following the expected extension thereof, expires in 2003, unless further extended. The loss of the services of our senior management and key employees could have a material adverse effect on our operations.



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We will be exposed to the risks involved with making subordinated investments.

        Our investments will involve the additional risks attendant to investments consisting of subordinated loan positions. In many cases, management of our investments and our remedies with respect thereto, including the ability to foreclose on the collateral securing such investments, will be subject to the rights of senior lenders and the rights as set forth in certain intercreditor agreements.

Our loans and investments may be subject to fluctuations in interest rates which may not be adequately protected, or protected at all, by our hedging strategies.

        We intend to make loans with "floating" interest rates to protect against fluctuations in interest rates. However, the funds may from time to time make fixed rate loans. In such cases, the funds may employ various hedging strategies to limit the effects of changes in interest rates on its operations, including engaging in interest rate swaps, caps, floors and other interest rate exchange contracts. No strategy can completely insulate the funds from the risks associated with interest rate changes and there is a risk that they may provide no protection at all. Hedging transactions involve certain additional risks such as the legal enforceability of hedging contracts, the early repayment of hedged transactions and the risk that unanticipated and significant changes in interest rates may cause a significant loss of basis in the contract and a change in current period expense. There can be no assurance that our funds will be able to enter into hedging transactions or that such hedging transactions will adequately protect the funds against the foregoing risks. In addition, cash flow hedges which are not perfectly correlated with a variable rate financing will impact our income as gains and losses on the ineffective portion of such hedges will be recorded.

Our loans and investments may be illiquid which will constrain our ability to vary our portfolio of investments.

        Real estate investments are relatively illiquid. Such illiquidity may limit our ability to vary our funds' portfolio of investments in response to changes in economic and other conditions. Illiquidity may result from the absence of an established market for investments as well as the legal or contractual restrictions on their resale. In addition, illiquidity may result from the decline in value of a property securing one of the funds' investments. There can be no assurance that the fair market value of any of the real property serving as security will not decrease in the future, leaving the funds' investment under-collateralized or not collateralized at all.

We may invest in troubled assets which are subject to a higher degree of financial risk.

        We may make investments in non-performing or other troubled assets that involve a higher degree of financial risk and there can be no assurance that our investment objectives will be realized or that there will be any return on investment. Furthermore, investments in properties operating in work-out modes or under bankruptcy protection laws may, in certain circumstances, be subject to additional potential liabilities that could exceed the value of an investor's original investment, including equitable subordination and/or disallowance of claims or lender liability.

We may not have control over certain of our loans and investments.

        Our ability to manage our portfolio of loans and investments will be subject to the form in which they are made. In certain situations, we may:

        o  acquire only a minority interest,

        o co-invest with third parties through partnerships, joint ventures or other entities, thereby acquiring non-controlling interests,

        o rely on independent third party management or strategic partners with respect to the management of an asset, or

        o  acquire only a participation in an asset underlying an investment.



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        Therefore, we may not be able to exercise control over the loan or investment. Such financial assets may involve risks not present in investments where third party controlling investors or third parties are not involved. For example, a third party partner or co-venturer may have financial difficulties resulting in a negative impact on such asset, may have economic or business interests or goals which are inconsistent with ours and those of the funds, or may be in a position to take action contrary to the funds' investment objectives. In addition, we may, in certain circumstances, be liable for the actions of its third party partners or co-venturers.

Our mezzanine and other funds will be subject to the risk of defaults by third party investors on their capital commitments.

        The capital commitments made by third party investors to our mezzanine and other funds represent promises by those investors to contribute cash to the funds from time to time as investments are made by the funds. We will therefore be subject to general credit risks that the investors may default on their capital commitments. If defaults occur, we may not be able to close loans and investments we have identified and negotiated, which could materially and adversely affect the fund's investment program or make us liable for breach of contract, in either case to the detriment of our franchise in the private equity market.

We must manage our portfolio and the portfolios of our funds in a manner that allows us to rely on an exclusion from registration under the Investment Company Act of 1940 in order to avoid the consequences of regulation under this Act.

        We rely on an exclusion from registration as an investment company afforded by Section 3(c)(5)(C) of the Investment Company Act. Under this exclusion, we are required to maintain, on the basis of positions taken by the SEC staff in interpretive and no-action letters, a minimum of 55% of the value of the total assets of our portfolio in "mortgages and other liens on and interests in real estate." We refer to this category of investments herein as "Qualifying Interests." In addition, we must maintain an additional minimum of 25% of the value of our total assets in Qualifying Interests or other real estate-related assets. Because registration as an investment company would have a material adverse effect on us and our share price, since it would significantly affect our ability to engage in certain transactions or to organize ourselves in the manner as we currently do, we intend to maintain our qualification for this exclusion from registration.

        If our portfolio did not comply with the requirements of the exclusion we rely upon, we could be forced to alter our portfolio by selling or otherwise disposing of a substantial portion of the assets that are not Qualifying Interests or by acquiring significant position in assets that are Qualifying Interests. Altering our portfolio in this manner may have a material adverse effect on our investment if we are forced to dispose of or acquire assets in an unfavorable market.

Risk Factors Relating to Our Stock

Because a limited number of shareholders, including members of our management team, own a substantial number of our shares, decisions made by them may be detrimental to your interests.

        By virtue of their direct and indirect share ownership, John R. Klopp, a director and our president and chief executive officer, Craig M. Hatkoff, a director and former officer, and other shareholders indirectly owned by trusts for the benefit of our chairman of the board, Samuel Zell, have the power to significantly influence our affairs and are able to influence the outcome of matters required to be submitted to shareholders for approval, including the election of our directors, amendments to our charter, mergers, sales of assets and other acquisitions or sales. The influence exerted by these shareholders over the company's affairs might not be consistent with the interests of other shareholders. We cannot assure you that these shareholders will not exercise their influence over us in a manner detrimental to your interests. As of the date hereof, these shareholders collectively own and control 7,694,181 shares of our class A common stock representing approximately 47.3% of our outstanding class A common stock. This concentration of ownership may have the effect of delaying or preventing a change in control of our company and might affect the market price of our class A common stock.



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        The conversion of the outstanding convertible trust preferred securities held by EOP Operating Limited Partnership, Vornado Realty, L.P. and the General Motors Employes Global Group Pension Trust could result in other significant concentrated holdings of class A common stock. EOP Operating Limited
Partnership, Vornado Realty, L.P. and General Motors Employes Global Group Pension Trust may each acquire 4,273,424 shares of our class A common stock. Officers, directors or other related persons of these securityholders serve on our board of directors and therefore have the power to significantly influence our affairs. If these securityholders acquire a significant ownership position, they may acquire the ability to influence the outcome of matters submitted for shareholder approval.

Some provisions of our charter and bylaws and Maryland law may deter takeover attempts, which may limit the opportunity of our shareholders to sell their shares at a favorable price.

        Some of the provisions of our charter and bylaws and Maryland law discussed below could make it more difficult for a third party to acquire us, even if doing so might be beneficial to our shareholders, by providing them with the opportunity to sell their shares at a premium to the then current market price.

        Issuance of Preferred Stock Without Shareholder Approval. Following the adoption of proposed amendments to our charter, our charter will authorize our board of directors to authorize and issue up to 100,000,000 shares of preferred stock and up to 100,000,000 shares of common stock. Our charter also authorizes our board of directors, without shareholder approval, to classify or reclassify any unissued shares of our common stock and preferred stock into other classes or series of stock and to increase the aggregate number of shares of stock of any class or series that may be issued. The board therefore has the power to increase the number of shares of preferred stock we may issue without shareholder approval. Preferred stock may be issued in one or more series, the terms of which may be determined without further action by shareholders. These terms may include preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications or terms or conditions of redemption. No shares of preferred stock are currently outstanding and we have no present plans for the issuance of any preferred stock. The issuance of any preferred stock, however, could materially adversely affect the rights of holders of our common stock, and therefore could reduce its value. In addition, specific rights granted to future holders of preferred stock could be used to restrict our ability to merge with, or sell assets to, a third party. The power of the board of directors to issue preferred stock could make it more difficult, delay, discourage, prevent or make it more costly to acquire or effect a change in control, thereby preserving the current shareholders' control.

        Advance Notice Bylaw. Our bylaws contain advance notice procedures for the introduction of business and the nomination of directors. These provisions could discourage proxy contests and make it more difficult for you and other shareholders to elect shareholder-nominated directors and to propose and approve shareholder proposals opposed by management.

        Maryland Takeover Statutes. We are subject to the Maryland Business Combination Act which might enable our management to resist an unsolicited takeover of our company. The statute substantially restricts the ability of third parties who acquire, or seek to acquire, control of our company to complete mergers and other business combinations without the approval of our board of directors even if such transaction would be beneficial to shareholders. "Business combinations" between such a third party acquiror and our company are prohibited if the acquiror becomes an "interested shareholder" by obtaining beneficial ownership of 10 percent or more of shareholder voting power. If our board of directors approved in advance the transaction that would otherwise give rise to the acquiror attaining such status, the acquiror would not become an interested shareholder and, as a result, it could enter into a business combination with us. Our board of directors could choose not to negotiate with an acquirer if the board determined in its business judgment that considering such an acquisition was not in the strategic interests of our company. Even after the lapse of the five-year prohibition period, any business combination with an interested shareholder must be recommended by our board of directors and approved by the affirmative vote of at least:

        o  80% of the votes entitled to be cast by shareholders and

        o two-thirds of the votes entitled to be cast by shareholders other than the interested shareholder and affiliates and associates thereof.



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        The super-majority vote requirements do not apply if the transaction complies with a minimum price requirement prescribed by the statute.

        Our board of directors has exempted any business combination involving family partnerships controlled separately by John R. Klopp and Craig M. Hatkoff and a limited liability company indirectly controlled by a trust for the benefit of Samuel Zell and his family. As a result, the persons described above may enter into business combinations with us without compliance with the super-majority vote requirements and the other provisions of the statute.

        We are also subject to the Maryland Unsolicited Takeovers Act which permits our board of directors, among other things, to elect on our company's behalf to stagger the terms of directors, to increase the shareholder vote required to remove a director and to provide that shareholder-requested meetings may be called only upon the request of shareholders entitled to cast at least a majority of the votes entitled to be cast at the meeting. Such an election would significantly restrict the ability of third parties to wage a proxy fight for control of our board of directors as a means of advancing a takeover offer. If an acquirer was discouraged from offering to acquire us, or prevented from successfully completing a hostile acquisition, you could lose the opportunity to sell your shares at a favorable price.

Risk Factors Related to our REIT Election

Our proposed amended and restated charter does not permit ownership of over 2.5% of our class A common stock by individuals, and attempts to acquire our common stock in excess of the 2.5% limit would be void without the prior approval of our board of directors.

        For the purpose of preserving our REIT qualification, our proposed amended and restated charter would prohibit direct or constructive ownership by any individual of more than 2.5% of the lesser of the total number or value of the outstanding shares of our class A common stock as a means of preventing ownership of more than 50% of our class A common stock by five or fewer individuals. The amended and restated charter's constructive ownership rules are complex and may cause the outstanding class A common stock owned by a group of related individuals or entities to be deemed to be constructively owned by one individual. As a result, the acquisition of less than 2.5% of our outstanding class A common stock by an individual or entity could cause an individual to own constructively in excess of 2.5% of our outstanding class A common stock, and thus be subject to the amended and restated charter's ownership limit. The ownership limit was established following a review of the aggregate ownership of the top five direct or constructive individual shareholders. There can be no assurance that our board of directors, as permitted in the amended and restated charter, will increase this ownership limit in the future. Any attempt to own or transfer shares of our class A common stock in excess of the ownership limit without the consent of our board of directors shall be void, and will result in the shares being transferred by operation of law to a charitable trust, and the person who acquired such excess shares will not be entitled to any distributions thereon or to vote such excess shares.

        After reviewing the top five shareholders treated as individuals for REIT qualification purposes, our board of directors fixed the ownership limit at 2.5%. The amended and restated charter contains a provision that would exempt certain of our officers and directors and related persons from the ownership limit. Based on the number of shares outstanding on the date hereof, this exemption would permit these top five shareholders collectively to hold up to 48.6% of our outstanding shares of class A common stock.

        The 2.5% ownership limit may have the effect of precluding a change in control of Capital Trust by a third party without the consent of our board of directors, even if such change in control would be in the interest of our stockholders (and even if such change in control would not reasonably jeopardize our REIT status).

There are no assurances of our ability to pay dividends in the future.

        We intend to pay quarterly dividends and to make distributions to our shareholders in amounts such that all or substantially all of our taxable income in each year, subject to certain adjustments, is distributed. This, along with other factors, should enable us to qualify for the tax benefits accorded to a REIT under the Internal Revenue Code.



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We have not established a dividend payment level. All distributions will be made at the discretion of our board of directors and will depend on our earnings, our financial condition, maintenance of our REIT status and such other factors as our board of directors may deem relevant from time to time. There are no assurances as to our ability to pay dividends in the future. In addition, some of our distributions may include a return of capital.

An increase in market interest rates may lead prospective purchasers of our class A common stock to expect a higher dividend yield, which would adversely affect the market price of our class A common stock.

        One of the factors that will influence the price of our class A common stock will be the dividend yield on our stock (distributions as a percentage of the price of our stock) relative to market interest rates. An increase in market interest rates may lead prospective purchasers of our common stock to expect a higher dividend yield, which would adversely affect the market price of our class A common stock.

Tax legislation proposed by President Bush may have negative consequences for REITs.

        Recent tax legislation proposed by President Bush would, if enacted, allow corporations to pay dividends that are tax-free to shareholders or, to the extent dividends are not paid, allow shareholders to increase the tax basis of their shares. As currently described, this proposal would not apply to REITs. Although the proposal does not adversely affect the tax treatment of REITs, it may cause investments in non-REIT corporations to become relatively more desirable. As a result, the capital markets may be less favorable to REITs when they seek to raise equity capital, and the prices at which REIT equity securities trade may decline or underperform non-REIT corporations.

We will be dependent on external sources of capital to finance our growth.

        As with other REITs, but unlike corporations generally, our ability to finance our growth must largely be funded by external sources of capital because we generally will have to distribute to our shareholders 90% of our taxable income in order to qualify as a REIT (including taxable income where we do not receive corresponding cash). Our access to external capital will depend upon a number of factors, including general market conditions, the market's perception of our growth potential, our current and potential future earnings, cash distributions and the market price of our stock.

If we do not maintain our qualification as a REIT, we will be subject to tax as a regular corporation and face a substantial tax liability.

        We expect to operate so as to qualify as a REIT under the Internal Revenue Code. However, qualification as a REIT involves the application of highly technical and complex Internal Revenue Code provisions for which only a limited number of judicial or administrative interpretations exist. Even a technical or inadvertent mistake could jeopardize our REIT status. Furthermore, new tax legislation, administrative guidance or court decisions, in each instance potentially with retroactive effect, could make it more difficult or impossible for us to qualify as a REIT. If we fail to qualify as a REIT in any tax year, then:

        o we would be taxed as a regular domestic corporation, which under current laws, among other things, means being unable to deduct distributions to shareholders in computing taxable income and being subject to federal income tax on our taxable income at regular corporate rates;

        o any resulting tax liability could be substantial, could have a material adverse effect on our book value and could reduce the amount of cash available for distribution to shareholders; and

        o unless we were entitled to relief under applicable statutory provisions, we would be required to pay taxes, and thus, our cash available for distribution to shareholders would be reduced for each of the years during which we did not qualify as a REIT.



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Complying with REIT requirements may cause us to forego otherwise attractive opportunities.

        In order to qualify as a REIT for federal income tax purposes, we must continually satisfy tests concerning, among other things, our sources of income, the nature and diversification of our investments in commercial real estate and related assets, the amounts we distribute to our shareholders and the ownership of our stock. We may also be required to make distributions to shareholders at disadvantageous times or when we do not have funds readily available for distribution. The REIT provisions of the tax code may substantially limit our ability to hedge our financial assets and related borrowings. Thus, compliance with REIT requirements may hinder our ability to operate solely on the basis of maximizing profits.

Complying with REIT requirements may force us to liquidate or restructure otherwise attractive investments.

        In order to qualify as a REIT, we must also ensure that at the end of each calendar quarter, at least 75% of the value of our assets consists of cash, cash items, government securities and qualified REIT real estate assets. The remainder of our investment in securities cannot include more than 10% of the outstanding voting securities of any one issuer or 10% of the total value of the outstanding securities of any one issuer. In addition, no more than 5% of the value of our assets can consist of the securities of any one issuer. If we fail to comply with these requirements, we must dispose of a portion of our assets within 30 days after the end of the calendar quarter in order to avoid losing our REIT status and suffering adverse tax consequences.

Complying with REIT requirements may force us to borrow to make distributions to shareholders.

        From time to time, our taxable income may be greater than our cash flow available for distribution to shareholders. If we do not have other funds available in these situations, we may be unable to distribute substantially all of our taxable income as required by the REIT provisions of the Internal Revenue Code. Thus, we could be required to borrow funds, sell a portion of our assets at disadvantageous prices or find another alternative. These options could increase our costs or reduce our equity.





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